UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of Potiguar Cluster assets

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Rio de Janeiro, January 28, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 12/23/2020, 08/27/2021 e 01/19/2022, informs that the Company's Board of Directors, at a meeting held today, approved the sale of its total stake (100%) in a set of 22 concessions of onshore and shallow water production fields, together with its infrastructure for processing, refining, logistics, storage, transportation and outflow of oil and natural gas, located in the Potiguar Basin, in the state of Rio Grande do Norte - RN, jointly denominated Potiguar Cluster, to the company 3R Potiguar S.A., a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A.. The signing of the sale and purchase agreement and the subsequent steps will be disclosed to the market in due course.

The total amount of the sale is US$ 1.38 billion, being (a) US$ 110 million paid on the date of signing the purchase and sale agreement; (b) US$ 1.04 billion at the closing of the transaction and (c) US$ 235 million that will be paid in 4 annual installments of US$ 58.75 million, as of March/24. The amounts do not consider adjustments due until the closing of the transaction, which is subject to compliance with precedent conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About Potiguar Cluster

The Potiguar Cluster comprises three subclusters (Canto do Amaro, Alto do Rodrigues and Ubarana), totaling 22 Fields, with 3 offshore concessions and 19 onshore concessions located in Rio Grande do Norte, and includes access to infrastructure for processing, refining, logistics, storage, transportation and outflow of oil and natural gas. The Ubarana subcluster concessions are located in shallow waters, between 10 and 22 km off the coast of the municipality of Guamaré-RN. The concessions of the Canto do Amaro and Alto do Rodrigues subclusters are onshore.

The average production of the Potiguar Cluster for 2021 was 20.6 thousand barrels of oil per day (bpd) and 58.1 thousand m³/day of natural gas. Besides the concessions and their production facilities, the transaction also includes the refining structure integrated to the oil and gas production process, composed by the Clara Camarão Refinery, located in Guamaré/RN, with an installed refining capacity of 39,600 bpd.

About 3R Potiguar S.A.

3R Potiguar S.A. is a company focused on the redevelopment of mature and producing fields, controlled by 3R Petroleum Óleo e Gás S.A. (3R Petroleum), a company listed on the Novo Mercado of the Brazilian stock exchange.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer